CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 5)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               April 14, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                                    /  /




        This Amendment No. 5 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, and Amendment No. 4, dated March 24, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

        Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

               On April 14, 1999, Messrs. Genger and Gottstein commenced mailing solicitation materials to ADP and to shareholders of the Company for the purposes set forth in such solicitation materials attached as
Exhibit 6, Exhibit 7 and Exhibit 8, all of which are incorporated by reference herein. On April 15, 1999, the legal representative of Messrs. Genger and Gottstein intends to send a letter addressed to each of the Company's directors demanding that the Company convene an Extraordinary GeneralMeeting pursuant to the Company's Articles of Association for the purposes set forth in such solicitation materials. A copy of the form of demand letter is attached hereto as Exhibit 9.

               Messrs. Genger and Gottstein intend to continue to have discussions with other shareholders of the Company regarding their proposal and to seek shareholder support.

        Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


Item 7. Material to be Filed as Exhibits.

        Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

        Exhibit 6:    Letter, dated April 12, 1999, from Messrs.
                      Genger and Gottstein to the shareholders of the Company

        Exhibit 7:    Form of Revocable Proxy and Instrument of
                      Appointment

        Exhibit 8:    Proxy Information Statement

        Exhibit 9: Form of Demand Letter, dated April 15, 1999, from the legal representative of Messrs.
                      Genger and Gottstein to the directors of the Company



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1999


                                /s/ Barnard J. Gottstein
                               ---------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of
                               the Barnard J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                               -----------------------------------
                               Barnard J. Gottstein
                               Trustee



                               EXHIBIT INDEX



        Exhibit
        Number                      Title                             Page
        -------                     -----                             ----

           6            Letter, dated April 12, 1999,                   6
                        from Messrs. Genger and
                        Gottstein to the shareholders
                        of the Company

           7            Form of Revocable Proxy and                     12
                        Instrument of Appointment

           8            Proxy Information Statement                     15

           9            Form of Demand Letter, dated                    22
                        April 15, 1999, from the legal
                        representative of Messrs.
                        Genger and Gottstein to the
                        directors of the Company